UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

04027361

Scottish Power plc
1 Atlantic Quay
GLASGOW, G28SP
SCOTLAND UK
(Exact Name of Registrant as Specified in Charter)

0001045513
(Registrant CIK Number)

FORM U-1
Application-Declaration
Pre-effective Amendment No. 3
Under the Public Utility
Holding Company Act of 1935

70-9669
(SEC file number, if available)

Orlan M. Johnson
Milbank, Tweed, Hadley & McCloy
1825 Eye Street N.W. Suite 1100
Washington, D.C. 20006
(Name of Person Filing the Document
if Other Than the Registrant)

Filed under cover of this Form SE are exhibits listed on the attached exhibit list.

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify on April 1, 2004 that the information set forth in this Statement is true and complete.

By: [signature]
Orlan M. Johnson
Milbank, Tweed, Hadley & McCloy
1825 Eye Street N.W. Suite 1100
Washington, D.C. 20006

Exhibit List

Exhibit Number	Exhibit
B-1	Group Corporate Cost Recharge Policy and Service Agreement
C-1	ScottishPower Corporate Chart
D-1	Nonutility Company Retention Analysis
F-1.1	Opinion of Counsel

Exhibit B-1

GROUP CORPORATE COST RECHARGE POLICY

Approved by the Executive Team on 28 August 2003

Index

Appendices

Policy

This policy provides a methodology and rationale to support the allocation of Group Corporate charges across the four divisions; PacifiCorp, Infrastructure, UK Division and PPM. The policy objectives are that it:

- Supports a fair and equitable allocation of the costs to the divisions;
- Takes full cognisance of all UK and US regulatory rules and merger commitments.

In addition to the benefit of allocating the costs on a more equitable basis, divisions will have enhanced control over their costs since more will be subject to direct charging.

Each division has the responsibility to develop their own policy to further allocate these costs across their businesses as appropriate. The divisional policies must ensure compliance with regulatory legislation and be consistent with the group objectives as stated above.

The policy will be noted within the Sensitive Affiliate Disclosure Section of PacifiCorp's 10Q/10K and compliance with it will be subject to audit and regulatory scrutiny,

Decision Tree


Direct Charging
Can the cost be directly charged?
Yes
Divisions and or Corporate to arrange for separate procurement and invoicing.
No
Directly Allocated
Is the cost country specific?
Yes
Is it a UK cost?
Yes
Can the cost be allocated to INF or UKD directly?
Yes
Allocate directly to either INF or UKD.
No
Split based on INF or UKD share of basket of indicators
No
No
Can the cost be allocated directly to PPW or PPM?
Yes
Allocate directly to either PPW or PPM.
No
Split based on PPW or PPM share of basket of indicators
Apportionment
Apportionment using basket of indicators
PPW PacifiCorp
PPM PPM Energy
INF Infrastructure
UKD UK Division

I. Direct Charging of External Costs

The key principle is that direct charging will take place where applicable. Costs directly attributable to a division are therefore directly charged. This reduces the total value of costs that require to be respread.

This will include costs which have historically been charged to Group Corporate e.g. the external audit fee or where Group Corporate have undertaken any activity which is directly applicable to one division, in both cases the associated charges will now be directly charged.

It is the responsibility of the originating function to highlight prior to the commencement of a specific activity if direct charging is applicable. If direct charging occurs the originating function should take the necessary steps when procuring goods or services to ensure that suppliers issue separate bills based on contracts which are signed and approved in accordance with each division's governance procedures.

Invoices should be addressed to the divisions as detailed in Appendix 1.

II. Directly Allocated Costs

When direct charging is not deemed appropriate the opportunity to undertake direct allocation will be reviewed e.g. LTIP costs allocated via actual scheme membership, support costs for the SMG conference allocated via SMG population and staff magazine costs which are allocated based on circulation lists.

As detailed on page 2, costs will be split either directly to one of the four divisions or geographically prior to further split across either PacifiCorp/PPM or INF/UKD. Costs will be split in accordance with the basket of indicators e.g. if the INF and UKD split within the basket was 30/20 the apportionment across the UK businesses would therefore be on a 3:2 ratio.

III. Apportioned Costs

Group Corporate costs including salary and non salary expenditure that are not subject to either direct charging or direct allocation will be apportioned, using the basket of indicators as detailed in Appendix 2.

The four elements currently included in the basket of indicators are:

- Share of total turnover
- Share of operating profit (pre goodwill and exceptionals)
- Share of net assets
- Share of employee numbers

Review of the appropriateness of this basket of indicators will be carried out on an annual basis.

IV. IT Costs

Information Technology Business Services (ITBS) are responsible for the procurement and charging of all UK incurred IT expenditure. As appropriate these are charged directly to INF, UKD and Group Corporate.

Any IT expenditure incurred by PacifiCorp or PPM for UK based activities should be recharged to ITBS directly. Prior approval should be sought from ITBS and PacifiCorp before any rechargeable IT costs are incurred.

The procurement and recharging of IT costs are covered by the joint PacifiCorp/ITBS policy 'Requesting IT staff resources between the UK and US'.

V. PacifiCorp Specific Requirements

- **Regulatory Review**

All US regulatory issues will be controlled and managed by the US Regulatory team within PacifiCorp. It is the responsibility of the PacifiCorp regulatory team to advise Group Corporate of any changes in their requirements.

The US Regulatory Team will review all corporate cross charges to determine the applicability to ratemaking and the benefits derived by US customers and guide the appropriate accounting for such costs.

Group Corporate costs recharged to the US will be tracked at the level of detail required by US regulators, as detailed in the following section 'Supporting Documentation'.

- **Affiliate Rules**

If PacifiCorp obtains specific regulatory approval to provide or receive services from an affiliate, cross charges may occur on a basis consistent with the regulatory order authorising the transactions. Washington State regulations and a Utah merger commitment require commission approval prior to new affiliate transactions. The policy becomes fully effective upon regulatory approval by the state regulatory commissions.

- **Direct charges**

Oregon legislation prohibits affiliates paying bills from third party vendors for each other and then cross charging the responsible affiliate unless they have a commission order approving the activity, therefore direct charging is required. If a company receives a bill that is the responsibility of an affiliate, the vendor should be instructed to issue an invoice to the correct affiliate.

Where direct charges for the US divisions arise the vendor should be instructed to invoice either PacifiCorp or PPM directly. The contract must meet either PacifiCorp and PPM procurement policy terms and must be approved according to PacifiCorp and PPM governance.

- **Requirements of the US Public Utilities Holding Company Act of 1935.**

Under section 13(b) of PUHCA, Scottish Power plc may not charge its subsidiary companies for services performed on their behalf. Those costs are to be borne by ScottishPower's shareholder. However, pursuant to the Financing Order issued by the SEC on December 6, 2000, employees or officers of SPUK may charge for services provided to SPUK associate companies (including PacifiCorp). Recharges between SPUK and US companies would take place at cost, not the lower of cost or market. In the context of ratemaking, PacifiCorp will have to demonstrate and reconcile the lower of cost or market value, but cost must be used for the charge.

- **International travel and expenses**

Where Group Corporate staff undertake regular travel to the US, their travel and expenses will be charged directly to the US divisions via a travel and expenses (T&E) card.

Employees in receipt of a T&E card should comply with the rules detailed in PacifiCorp Management Rules and Guidelines and the PacifiCorp Business Expense Policy. A dedicated resource from Corporate Business Services (CBS) will arrange for the cards to be issued and will administer their associated costing.

Employees returning from a US trip will need to provide supporting receipts and details of the allocation between the two US divisions PacifiCorp and PPM, which will normally be supported by diary arrangements. The Group Corporate Controller Team will administer co-ordination of the supporting details. In specific cases certain trips will not be charged to the US regulated entity.

Individuals who will receive a T&E card are detailed on Appendix 4, subsequent amendments will be managed through the change control process detailed in Section VIII.

- **Supporting Documentation**

US Regulatory requirements stipulate that supporting documentation must be maintained in the US to support recovery of Group Corporate charges, which are recharged to PacifiCorp.

The information requirements are:

- Copy of the original invoice.
- Written explanation of the charges describing what they are and how PacifiCorp benefited from the activity.
- Details of the allocation method and its appropriateness.
- Key business contact who could respond to questions from the regulatory auditors.

Salary and non salary expenditure apportioned using the 4-factor basket of indicators will be reviewed for reasonableness twice a year and documented appropriately.

- Where costs have been directly allocated on a pre-determined basis, rationale for the split, including support for it is required. This could involve review of the diary and expense details.

- All records are required to be retained for 5 years from the date when the expenditure was incurred.

As detailed in Section I direct charging should take place where applicable which will ensure that all supporting documentation is controlled and retained by PacifiCorp or PPM.

- **International Assignees**

All costs associated with International Assignees will continue to be managed and controlled by Group HR in line with their policy.

VI. Accounting Policies

- **Budgets and Forecasts**

The Group Corporate Controller will provide details of the Group Corporate cost allocation for inclusion in the budget and forecasts.

The basket of indicators split applied to the budget figures will be based on the previous year's reported figures. From 2004/05 onwards during the first forecast of the year the basket of indictors will be updated to reflect the year-end position and this will be applied to the reforecast Group Corporate costs.

Forecast submissions should be updated to reflect changes incurred as a result of charges now being directly charged to the division.

- **Actual Charges**

On a quarterly basis, although not in line with the calendar quarter ends PacifiCorp and PPM will be invoiced with their appropriate share of Group Corporate Costs, with accruals being posted for the interim months. The charges will be reported through their statutory accounts.

INF and UKD will receive notification of their Group Corporate recharge via a quarterly accrual, which will be invoiced on an annual basis.

The invoice will be supported by an analysis of the charge necessary to comply with appropriate regulatory requirements.

Any disputes with the invoiced amounts will be resolved before the next quarter through liaison between the Divisional and Group Corporate finance teams. Unresolved disputes will be arbitrated by the Group Corporate Controller.

- **Apportionment Details**

All apportioned costs both salary and non salary will be respread across the four divisions using the basket of indicators as detailed in Section III.

- **Taxation**

Both the UK and US tax codes contain similar provisions regulating the taxability of cross charges within international groups. Their basic philosophy is that, for tax purposes, the parties should deal with each other on an arms-length basis irrespective of the amount that they actually charge each other.

US regulatory rules
In the context of ScottishPower this means that recharges between the UK and US companies should take place at cost. In the context of ratemaking, the Company will demonstrate the lower of cost or market value.

Taxation rules
The only issue arises in respect of internal labour and other internal costs where the tax rules would look for these to be recharged at market value. It is, however, recognised that the application of a mark up to produce an approximation to market value would produce a conflict with the requirements of the US regulatory regime. Since regulatory or other constraints prevent the charging of a mark up an adjustment may be necessary in the tax computation of the charging company to add it to taxable profits to produce a corresponding increase in the tax charge. Similarly if the mark up was too great then the paying company may be denied relief for the amount that is considered to exceed market value. The exact level of mark up for tax computation purposes is a matter for negotiation with the relevant fiscal authorities.

VII. Corporate Cost Control

Ongoing control, reporting and quarterly recharging of all Group Corporate costs are managed by the Group Corporate Controller.

Application of this policy and ongoing compliance with its content will be administered and managed by the Group Corporate Controller.

VIII. Change control process

The Group Corporate Controller will be responsible for the ongoing administration of this policy. **Individuals within Group Corporate and the divisions have a duty to advise of any alterations to their own or team details.**

Any changes to the individuals listed on the attached appendices should be advised to the Group Corporate Controller who will seek approval from the Director, Performance Management and Control.

IX. Divisional costs being transferred to Group Corporate

Costs incurred by the divisions will not be reallocated to the Group Corporate Centre.

Exceptions to this are where employees are identified as having a Group role but reside within a US division. Only their UK portion of their salary costs and any other related costs, which have received prior approval from the Group Corporate Controller, will be transferred to Group Corporate for allocation between the INF and UKD.

A listing of employees identified as undertaking a Group Corporate role but residing within a business is included within Appendix 3.

Subsequent changes to this list will be managed through a change control process detailed in Section VIII.

US based employees who are recognised, as having this Group Corporate role will be issued with UK Credit Cards, to cover their UK travel and expenses.

X. Joint purchasing

This policy does not prohibit or indeed remove the potential benefits derived from joint purchasing. However, joint purchases must comply with all legal, regulatory and governance policies in both the UK and US. In addition, vendors must be instructed to issue the divisions with separate invoices

XI. Key Contacts

Director, Performance Management & Control 44 141 566 4632	Heather Chalmers Heather.Chalmers@ScottishPower.com
Group Corporate Controller 44 141 566 4693	Susan Logan Susan.Logan@ScottishPower.com
Corporate Accountant 44 141 566 4722	Valerie Sim Valerie.Sim@ScottishPower.com
Group Corporate HR – International Assignees 44 141 566 4643	Elaine Campbell Elaine.Campbell@ScottishPower.com
ITBS – Financial Manager 44 141 700 3703	John Kelly John.Kelly@ScottishPower.com
CBS –Financial Controller 9 001 503 813 6001	Kathryn Hymas Kathryn.Hymas@PacifiCorp.com
PPM –Director, Finance 9 001 503 813 5654	Scott Jacobson Scott.Jacobson@PPMEnergy.com

Appendix 1

Billing Addresses

PPW	**PacifiCorp** **Attn: Cost Recovery Accounting, LCT 19** PO Box 3040 Portland, Oregon 97208
PPM	**PPM Energy Inc** 650 NE Holladay, Suite 700 Portland Oregon 97232
UK Wires	**Power Systems Head Office** Accounts Payable Section Avondale House Phoenix Crescent Strathclyde Business Park Bellshill ML4 3NJ
UK Division	**UK Division Shared Service** Accounts Payable Section Cathcart Business Park Spean Street Glasgow, G44 4BE
Group Corporate	**ScottishPower** 1 Atlantic Quay Glasgow, G2 8SP
ITBS	**ITBS** Data Centre Cathcart Business Park Spean Street Glasgow, G44 4BE

Appendix 2

Basket of indicators.

Group Corporate Finance will update this basket on an annual basis following publication of the statutory accounts.

ScottishPower plc

Corporate Costs - calculation of percentages for respreading pool of common costs.

Total turnover is based on 2002/03 actuals.
Wholesale Revenue is excluded from Turnover
Operating profit pre goodwill amortisation and exceptionals (based on 2002/03 actuals)
Losses converted to positives to avoid negative cost allocation (e.g. generation).
Net assets at March 2003 based on SSAP25
Allocations calculated on net assets with all negative net assets converted to positives to avoid negative cost allocation (SP Trading Ltd).
Employee numbers based on headcount at Q4 03

Legal Entity	Turnover	%	Op. profit	%	Net assets	%	Emp. Nos	%	Respread %	Recharge
PacifiCorp										
Infrastructure										
SP Distribution Ltd										
SP Transmission Ltd										
SP Gas										
SP Manweb plc										
SP Power Systems Ltd										
UK Division										
SP Generation Ltd										
SP Energy Retail										
SP Dataserve Ltd										
SP Trading Ltd										
PPM (Inc PECL)										
Total for recharge calculation										

	Respread %	Recharge
PacifiCorp		
Infrastruture		
UK Division		
PPM (Inc PECL)		

Appendix 3

Employees identified as having a Group role but residing within a business.

Employee	Host Division	Group Function
M Pittman	PacifiCorp	HR
J Fryer	PacifiCorp	Finance – Credit Risk
B Klein	PacifiCorp	Finance- Group Energy
R Sherrard	PacifiCorp	External Communications
D McDonald	PacifiCorp	HR Learning & Development

Appendix 4

UK based employees who will have a T&E card.

Department	Name	PacifiCorp budget centre
Board	Charles Miller Smith	TBA
ET	Ian Russell	TBA
	David Nish	
	James Stanley	
	Dominic Fry	
	Andrew Mitchell	
	Simon Lowth	
External Reporting	Keith Cochrane	David Mendez
	Stuart MacDonald	
Performance Management and Control	Heather Chalmers	Brian Galloway
	Robert McKenzie	
	June Dickson	
Taxation	Heather Self	Larry Martin
	Robert MacDonald	
	Stewart Wood	
Treasury	Adrian Coats	Bruce Williams
	Donald Wright	
Internal Audit	New Director of IA	Stephen Cairns
Human Resources	Steve Dunn	Linda Wah
	Sandy Begbie	
	Nigel Johnson	
	Colin Duthie	
	David Ambercrombie	
	Jack Kelly	
	George Kirk	
Risk / Insurance	Stephen Henderson	Bob Klein
	Jacqueline Redmond	
Communications	Andrew Jamieson	Rachel Sherrard
	Ann Hood	
	Malcolm Scott	
Strategy	Sheelagh Duffield	Andy MacRitchie
	Iain Patterson	
	Rod Morrison	
	Fred Dinning	
Secretarial	Alan McCullough	
	Elaine Ferguson	
	Donald McPherson	
	Gordon Irving	

SERVICE CONTRACT

BETWEEN

PACIFICORP

AND

SCOTISHPOWER UK plc

PARTIES

This Contract is entered into as of October 1, 2003 (the "Effective Date") by and between PACIFICORP (hereinafter "PacifiCorp") and SCOTTISHPOWER ("SPUK") (hereinafter the "Company"). Each a "Party" and together the "Parties."

ARTICLE 1. PROVISION OF SERVICES

Upon the terms and subject to the terms of this Contract, the Company requires the Services of PacifiCorp and PacifiCorp requires the Services of the Company more fully described in the Group Corporate Costs Recharge Policy (the "Policy"), attached hereto and incorporated herein by this reference. Such Services will be described within the following categories: Legal Services, Government and Corporate Affairs, Tax Services, Financial Services, Risk Management, Human Resource Services, Environmental Services, Manager Training Services, and Other Services. There may be certain terms that are specifically addressed in the Policy that may differ from the terms provided hereunder. In those cases, the specific terms in the Policy shall govern for the Services provided.

Both Parties agree that they will at all times use commercially reasonable efforts to perform any and all of the Services to be provided pursuant to this Section to the reasonable satisfaction of the other Party.

ARTICLE 2. TERM

This Contract shall take effect on the Effective Date and shall continue in full force and effect for one (1) year.

The term of this Contract shall automatically be extended for successive periods of one year; provided, that the term of this Contract shall not be extended under this Article 2 if either Party within thirty (30) days of expiration of any one year period shall have delivered written notice to the other Party of its election not to extend pursuant to this Article 2.

ARTICLE 3. CHARGES AND PAYMENT

(a) CHARGES.

PacifiCorp shall charge for the Services on the following basis

(i) PacifiCorp will charge the Company for its operating costs incurred in providing the Services, including, but not limited to, allocable salary and wages, incentives, paid absences, payroll taxes, payroll additives (insurance premiums, social security, health care and retirement benefits and the like) and similar expenses, and reimbursement of out-of-pocket third party costs and expenses; and

(ii) The charges constitute full compensation to PacifiCorp for all charges, costs and expenses incurred by PacifiCorp on behalf of the Company in providing the Services, unless otherwise specifically provided in the Policy or agreed to in writing between the Parties.

The Company will charge PacifiCorp for the Services on the following basis:

(i) The Company will charge PacifiCorp for that potion of the group's corporate charges all as more particularly detailed in the Policy; and

(ii) The charges constitute full compensation to the Company for all charges, costs and expenses incurred by the Company on behalf of PacifiCorp in providing the Services, unless otherwise specifically provided in the Policy or agreed to in writing between the Parties.

It is the intent of the Parties that the charges for the Services will be based on the providing Party's direct and fully allocated indirect costs of providing the Services and all charges shall be in accordance with Rules 90 and 91 promulgated under the Public Utility Holding Company Act of 1935.

If either Party requests the modifications of Services, appropriate changes in the charges or deliverable dates for such modified Services shall be determined. Neither Party shall be required to incur costs or obligations or otherwise commit time and resources to preparation for providing such Services on the modified basis (except to the extent necessary to make such determination of appropriate changes in the charges to be made) unless and until both Parties agree to accept the changes.

If events or circumstances arise which, in the opinion of the Parties, render the costs of providing any Services materially different from those charged under a specific rate or formula then in effect, the specific rate or formulas shall be equitably adjusted to take into account such events or changed circumstances. Costs for a Service will also be adjusted on a pro rata basis whenever the cost of providing the Service increases by reason of necessity to renegotiate a software license or service and support agreement or obtain a new license.

(b) PAYMENT.

(i) Charges and collections for Services rendered pursuant to this Contract shall be made using the most recently approved Group Corporate Cost Recharge Policy in use as of the date of this Contract (approved August 28, 2003). If either Party elects to discontinue such procedures, each Party shall thereafter bill the other

Party monthly for all charges pursuant to this Contract and payment for all Services shall be made within thirty (30) days after receipt of invoice. Charges shall be supported by reasonable documentation (which may be maintained in electronic form) consistent with past practices.

(ii) Both Parties shall make adjustments to charges as required to reflect the discovery of errors or omissions or changes in the charges. PacifiCorp and the Company shall conduct a true-up process at least quarterly and more frequently if necessary to adjust charges based on reconciliation of amounts charged and costs incurred. It is the intent of the Parties that such true-up process will be conducted using substantially the same process, procedures and methods of review as have been in effect prior to execution of this Contract by the Parties. PacifiCorp and the Company shall maintain such books and records as are necessary to support the charges for Services, in sufficient detail as may be necessary to enable the Parties to satisfy applicable regulatory requirements. Services under this Contract and charges shall be subject to the provisions of Section 6, Audit Rights.

ARTICLE 4. GENERAL OBLIGATIONS; STANDARD OF CARE

Subject to the terms of this Contract, PacifiCorp and the Company shall perform their obligations hereunder in a commercially reasonable manner. Specific performance metrics may be set forth in the Exhibits.

The Parties acknowledge that changes may be made from time to time in the manner of performing the Services if PacifiCorp or the Company is making similar changes in performing similar Services for its own operation.

Each Party shall be responsible for its (i) compliance with all laws and governmental regulations affecting its business and (ii) any use it may make of the Services to assist it in complying with such laws and governmental regulations. Both Parties shall comply with all laws and governmental regulations applicable to the provision of payment for Services.

ARTICLE 5. TAXES

Each Party shall bear all taxes, duties and other similar charges except taxes based upon its gross income (and any related interest and penalties), imposed as a result of its receipt of Services under this Contract, including without limitation sales, use, and value-added taxes. State and local sales and use taxes shall be stated separately and shown as a separate line item.

ARTICLE 6. ACCOUNTING AND AUDITING

Both Parties agree to keep complete and accurate records and any other documents dealing with all aspects of the Services performed by it hereunder (the "Records") and:

(a) shall provide access to the Records at all reasonable times; and

(b) shall maintain the Records in accordance with good record management practices and with at least the same degree of completeness and care as it maintains for its own records.

Subject to the provisions of this Contract, the Records shall be available for inspection and copying by any qualified representative or agent of either Party or its affiliates, at the expense of that Party.

ARTICLE 7. BUDGETING

In advance of each budget year, PacifiCorp and the Company shall prepare and deliver to the other Party, for its review and approval, a proposed budget for Services to be performed during that year, including budgetary parameters for the use of third party service providers.

ARTICLE 8. DESIGNATED REPRESENTATIVE AND NOTICES

Each Party shall designate a representative authorized to act on its behalf. All communications relating to the day-to-day activities under this Contract shall be exchanged between such designated representatives.

Any notice, authorization, or consent required or permitted under this Contract will be deemed properly given if provided in writing and delivered in person, or, if deposited in the mail, properly stamped with the required postage and addressed to the office of such representative, or sent by facsimile with confirmation of successful transmission, to the intended representative as follows:

If to PacifiCorp	PacifiCorp 825 NE Multnomah Street, Suite 700 Portland, OR 97232 Telephone: (503)813-6001 Facsimile: (503)813-6436 Representative: Kathryn Hymas
Copy to:	Bill Prentice Senior Counsel PacifiCorp 825 NE Multnomah Street Portland, OR 97232 Telephone: (503)813-7215 Facsimile: (503)813-6436
If to the Company:S	cottishPower 1 Atlantic Quay, Glasgow Scotland G285P Telephone: (0141)566 4693 Facsimile: (0141)566 9744 Representative: Susan Logan / Heather Chalmers
Copy to:	Marion S. Venman Corporate Counsel ScottishPower 1 Atlantic Quay Glasgow G2 8SP Telephone: (0141)566-4592 Facsimile: (0141)566-4687

Either Party may change its address, telephone number, facsimile number or representative by giving the other Party notice of the change.

No additional Exhibits, modifications to existing Exhibits or amendments to this Service Contract shall be effective unless and until executed by the Authorized Representatives of each Party.

ARTICLE 9. PERSONNEL, DRUGS, ALCOHOL AND FIREARMS

Both Parties agree to employ in the performance of the Services only persons qualified for the same and at all times enforce strict discipline and good order among its employees and the employees of any subcontractor of any tier. The Parties shall not permit or allow the introduction or use of any firearms, illegal drugs or intoxicating liquor upon the Services under this Contract, or upon any of the grounds occupied, controlled, or used by either Party in the performance of Services. PacifiCorp and the Company shall immediately remove any person in violation of the above restriction on firearms, illegal drugs or intoxicating liquor, or under the influence of illegal drugs or intoxicating liquor, and such person shall not again be employed in the performance of the Services herein without the consent of both Parties.

ARTICLE 10. COOPERATION WITH OTHERS

Each Party shall fully cooperate and coordinate with each other's employees and other contractors who may be awarded other work. PacifiCorp or the Company shall not commit or permit any act, which will interfere with the performance of or receipt of Services by either Party's employees or other contractors.

The Parties will use good faith efforts to cooperate with each other in all matters relating to the provision and receipt of Services. Such good faith cooperation will include providing electronic access in the same manner as provided other vendors and contractors to systems used in connection with Services and using commercially reasonable efforts to obtain all consents, licenses, sublicenses or approvals necessary to permit each Party to perform its obligations. The Parties will cooperate with each other in making such information available as needed in the event of any and all internal or external audits, utility rate proceedings, legal actions or dispute resolution. If this Agreement is terminated in whole or in part, the Parties will cooperate with each other in all reasonable respects in order to effect an efficient transition and to minimize the disruption to the business of both Parties, including the assignment or transfer of the rights and obligations under any contracts.

ARTICLE 11. SAFETY AND HEALTH/ACCIDENT AND DAMAGE PREVENTION

Each Party shall be solely responsible for being aware of and initiating, maintaining and supervising compliance with all safety laws, regulations, precautions, and programs in connection with the performance of the Contract. Prior to the start of any Service required by this Contract, each Party shall assure that each of its own employees, together with all employees of its subcontractors of any tier, are fully informed concerning all safety, health, and security regulations pertaining to the provision of Services.

ARTICLE 12. WARRANTY

Subject to the terms of this Agreement, each Party represents and warrants to and for the benefit of the other Party that the Services, including equipment and materials supplied, shall be of the quality specified or of the best grade if no quality is specified and shall conform to the specifications, drawings, samples, and other descriptions set forth in this Contract. Unless otherwise provided in this Contract, each Party further warrants that all equipment and materials furnished will be new, and that all work performed will be free from defects in design (excluding designs furnished by the Party receiving the Services) materials, and workmanship. Warranties for software developed by either Party shall be addressed in a separate agreement.

The foregoing warranties are not intended as a limitation, but are in addition to all other express warranties set forth in this Contract and such other warranties as are implied by law, custom, and usage of trade.

ARTICLE 13. CHANGES

Either Party may at any time in writing require changes and/or additions within the general scope of this Contract or any amendment hereto, direct the omission of or variation in Services, or alter the schedule. If such direction results in a material change in the amount or character of the Services, an equitable adjustment in the Service price and other such provisions of this Contract as may be affected shall be made and this Contract shall be modified in writing accordingly.

ARTICLE 14. WORKERS' COMPENSATION

Both Parties shall comply with all applicable Workers' Compensation Laws and, if requested, shall furnish proof thereof satisfactory prior to commencing work.

ARTICLE 15. LIMITATION OF LIABILITY

Notwithstanding any other provision of this Contract, except for rights provided under Article 16 below in connection with Third-Party Claims and excepting either Party's gross negligence or willful misconduct, neither Party nor their respective directors, officers, employees and agents, will have any liability to the other Party, or their respective directors, officers, employees and agents, whether based on contract, warranty, tort, strict liability, or any other theory, for any indirect, incidental, consequential, special exemplary, or punitive damages or for any loss of profit, profitability, turnover or expectation whatsoever. With respect to any loss or damage that might otherwise be recoverable following or notwithstanding the application of the foregoing, neither Party, as a result of providing a Service pursuant to this Contract, shall be liable, whether in contract, warranty, tort, strict liability or any other theory, to the other for more than the cost of the particular Service(s) which gave rise to the claim or damages.

Employees of either Party when acting in the capacity of member of the board of directors of the other Party, or a subsidiary entity of the other Party, whether owned or controlled directly or indirectly, shall not be deemed to be providing a Service and the provisions of this Contract shall not, save with respect to this Article 15, apply.

ARTICLE 16. INDEMNIFICATION

If a Third-Party claim arising out of or in connection with this Contract results from negligence of both Parties (including their employees, agents, suppliers and subcontractors), each Party will bear liability with respect to the Third-Party Claim in proportion to its own negligence.

ARTICLE 17. CONFLICTS, ERRORS, OMISSIONS, OR DISCREPANCIES IN CONTRACT DOCUMENTS

Each Party shall promptly advise the other Party of all conflicts, errors, omissions or discrepancies among the various documents comprising this Contract upon discovery. Both Parties shall promptly resolve such conflicts and such resolution shall be final. If applicable, adjustments to the Service charges will be made as required to reflect the discovery of errors or omissions in the Service charges.

If the Parties are unable to resolve any Service, performance or budget issues or if there is a material breach of this Contract that has not been corrected within ninety (90) days, representatives of both Parties will meet promptly to review and resolve those issues in good faith.

ARTICLE 18. TERMINATION FOR CONVENIENCE

Either Party may terminate this Contract either with respect to all, or with respect to any one or more, of the Services provided hereunder at any time and from time to time, for any reason or no reason, by giving notice of termination at least one hundred eighty (180) days in advance of the effective date of the termination to enable the other Party to adjust its available staffing and facilities.

In the event of any termination with respect to one or more, but less than all, Services, this Contract shall continue in full force and effect with respect to any Services not terminated hereby.

The Parties agrees that, upon termination of this Contract, or any of the Services, both Parties will cooperate in good faith to provide the other Party with reasonable assistance to make an orderly transition to another supplier of the Services. Transitional assistance service shall include organizing and delivering records and documents necessary to allow continuation of the Services, including delivering such materials in electronic forms and versions as reasonably requested by either Party.

ARTICLE 19. AUTHORITY; INFORMATION; COOPERATION; CONSENTS

Each Party warrants to the other Party that: (a) it has the requisite corporate authority to enter into and perform this Agreement; (b) its execution, delivery, and performance of this Agreement have been duly authorized by all requisite corporate action on its behalf; (c) this Agreement is enforceable against it; and (d) it has obtained all consents or approvals of Governmental Authorities and other Persons that are conditions to its entering into this Agreement.

ARTICLE 20. INFORMATION REGARDING SERVICES

Each Party shall make available to the other Party any information required or reasonably requested by the other Party regarding the performance of any Service and shall be responsible for timely providing that information and for the accuracy and completeness of that information; provided, however, that a Party shall not be liable for not providing any information that is subject to a confidentiality obligation owed by it to a Person or Regulatory Body other than an affiliate of it or the other Party. Either Party shall not be liable for any impairment of any Service caused by it not receiving information, either timely or at all, or by it receiving inaccurate or incomplete information from the other Party that is required or reasonably requested regarding that Service.

ARTICLE 21. CONFIDENTIAL INFORMATION/NONDISCLOSURE

To the fullest extent allowed by law, the provision of any Service or reimbursement for any Service provided pursuant to this Contract shall not operate to impair or waive any privilege available to either Party in connection with the Service, its provision or reimbursement for the Service.

Both Parties will maintain in confidence Confidential Information provided to each other in connection with this Contract and will use the Confidential Information solely for the purpose of carrying out its obligations under this Contract. The term Confidential Information means any oral or written information, (including without limitation, computer programs, code, macros or instructions) which is made available to PacifiCorp or the Company or one of its representatives, regardless of the manner in which such information is furnished. Confidential Information also includes the following:

a. All Information regarding the Services, including, but not limited to, price, costs, methods of operation and software, shall be maintained in confidence.

b. Systems used to perform the Services provided hereunder are confidential and proprietary to PacifiCorp, the Company or third parties. Both Parties shall treat these systems and all related procedures and documentation as confidential and proprietary to PacifiCorp, the Company or its third party vendors.

c. All systems, procedures and related materials provided to either Party are for its internal use only and only as related to the Services or any of the underlying systems used to provide the Services.

Notwithstanding anything in this Article 22 to the contrary, the term "Confidential Information" does not include any information which (i) at the time of disclosure is generally available to and known by the public (other than as a result of a disclosure made directly or indirectly by either Party, (ii) was available to a either Party on a non-confidential basis from another source (provided that such source is not or was not bound by a confidentiality agreement with either Party or had any other duty of confidentiality to PacifiCorp or the Company), or (iii) has been independently acquired or developed without violating any of such obligations under Article 22.

The Parties shall use good faith efforts at the termination or expiration of this Contract or any specific Exhibit hereto, to ensure that all User Ids and passwords are cancelled.

PacifiCorp and the Company agree to abide by and maintain detailed records to evidence adherence to standards, codes and rules and ensure compliance with the FERC Code of Conduct & Standards of Conduct as well as any applicable state regulatory requirements.

ARTICLE 22. PERMITTED DISCLOSURE

Notwithstanding the foregoing, each Party may disclose Confidential Information (i) to the extent required by a state utility regulatory commission, a court of competent jurisdiction or other governmental authority or otherwise as required by law, including without limitation disclosure obligations imposed under the federal securities laws, provided that such Party has given the other Party prior notice of such requirement when legally permissible to permit the other Party to take such legal action to prevent the disclosure as it deems reasonable, appropriate or necessary, or (ii) on a "need-to-know" basis under an obligation of confidentiality to its consultants, legal counsel, Affiliates, accountants, banks and other financing sources and their advisors.

ARTICLE 23. OWNERSHIP OF CONFIDENTIAL INFORMATION

All Confidential Information supplied or developed by either Party shall be and remain the sole and exclusive property of the Party who supplied or developed it.

ARTICLE 24. INDEPENDENT CONTRACTOR

PacifiCorp or the Company will provide the Services through its own resources. PacifiCorp employees providing the Services will at all times remain under the direction and control of PacifiCorp. Similarly, the Company's employees involved in any procedures relating to the Services will at all times remain under the direction and control of the Company.

ARTICLE 25. RELEASE OF INFORMATION - ADVERTISING AND PROMOTION

Neither Party shall publish, release, disclose or announce to any member of the public, press, official body or any other third party any information concerning this Contract and/or the provisions regarding the Services, or any part thereof, without the prior written consent of the other Party, except as required by law or as described in Article 25 above. Neither the names of Parties, nor the site where the Services are performed shall be used in any advertising or other promotional context without the prior written consent of both PacifiCorp and the Company.

ARTICLE 26. ASSIGNMENT/SUB-CONTRACT

Neither Party shall assign this Contract or any part hereof, or any rights or responsibilities hereunder without the prior written consent of the other Party provided that either Party may assign or sub-contract this Contract in whole or in part to a parent, a direct or indirect wholly-owned subsidiary, an affiliate or a successor thereto. Any attempted assignment or sub-contract in violation hereof shall be void.

ARTICLE 27. SUBCONTRACTORS

To the extent provided herein, the Parties shall be fully responsible for the acts or omissions of any subcontractors of any tier and of all persons employed by such subcontractors, shall maintain complete control over all such subcontractors. It being understood and agreed that not anything contained herein shall be deemed to create any contractual relation between the subcontractor of any tier and the Parties.

ARTICLE 28. NONWAIVER

The failure of PacifiCorp or the Company to insist upon or enforce strict performance of any of the terms of this Contract, or to exercise any rights herein shall not be construed as a waiver or relinquishment to any extent of its right to enforce such terms or rights on any future occasion.

ARTICLE 29. SEVERABILITY

Any provision of this Contract prohibited or rendered unenforceable by operation of law shall be ineffective only to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Contract.

ARTICLE 30. APPLICABLE LAW AND VENUE

This Contract shall be governed by and construed in accordance with the laws of the State of Oregon. Any legal action or proceeding between the Parties arising out of or relating to this Contract will be conducted exclusively in federal or state courts in the State of Oregon.

ARTICLE 31. DISPUTE RESOLUTION.

In the event of a dispute arising between the Parties, the matter will be resolved through liaison between the Divisional and Group Corporate Finance Team of the Parties and any unresolved disputes will be arbitrated by the Group Corporate Controller whose decision shall be final and binding.

ARTICLE 32. <u>ENTIRE AGREEMENT/DOCUMENTS INCORPORATED BY REFERENCE</u>
All understanding, representations, warranties, agreements and any referenced attachments, if any, existing between the Parties regarding the subject matter hereof are merged into this Contract, which fully and completely express the agreement of the Parties with respect to the subject matter hereof.

ARTICLE 33. <u>EXECUTION AND EFFECTIVE DATE</u>
This Contract has been executed by duly authorized representatives of the Parties and shall be effective as of this date first written above.

PACIFICORP

By: [signature]

Title: Chief Executive Officer

SCOTTISHPOWER

By: [signature]

Title: Director.

Exhibit C-1

Group Hierarchy

Scottish Power plc

Level	Company Name	Trading Status	(%) Held Holding Company	(%) Held Ultimate Parent	Country Description
1	Scottish Power Finance (Jersey) Limited		100.00	100.00	Jersey
1	Scottish Power UK Holdings Limited	Holding Company	100.00	100.00	Scotland
2	Scottish Power UK plc	Holding Company	100.00	100.00	Scotland
3	Aspen 1 Limited	Inactive	100.00	100.00	Scotland
3	Caledonian Gas Limited	Inactive	100.00	100.00	Scotland
3	Camjar plc	Inactive	100.00	100.00	ENGLAND
4	Spotlight Trading Limited	Dormant	100.00	100.00	ENGLAND
4	Telephone Information Services plc	Dormant	100.00	100.00	ENGLAND
3	Manweb Limited	Inactive	100.00	100.00	Scotland
3	RoboScot (38) Limited	Inactive	50.00	50.00	Scotland
3	SaBRe Water Limited	Inactive	100.00	100.00	Scotland
3	Scottish Power Trustees Limited	Inactive	100.00	100.00	Scotland
3	Scottish Utility Services Limited	Inactive	100.00	100.00	Scotland
3	ScottishPower Energy Retail Limited	Trading	100.00	100.00	Scotland
4	Manweb Energy Consultants Limited	Inactive	100.00	100.00	ENGLAND
4	N.E.S.T.MAKERS Limited	Trading	50.00	50.00	ENGLAND
3	ScottishPower Generation Limited	Trading	100.00	100.00	Scotland
4	Beaufort Energy Limited	Holding Company	100.00	100.00	Scotland
5	CRE Energy Limited	Trading	100.00	100.00	Northern Ireland
5	Wind Resources Limited	Holding Company	45.00	45.00	ENGLAND
6	Carland Cross Limited	Trading	100.00	45.00	ENGLAND
6	Coal Clough Limited	Trading	100.00	45.00	ENGLAND
4	CeltPower Limited	Trading	50.00	50.00	ENGLAND
4	Emerald Power Generation Limited	Trading	100.00	100.00	ENGLAND
4	Manweb Generation Holdings Limited	Holding Company	100.00	100.00	ENGLAND
5	Manweb Generation (Winnington) Limited	Inactive	100.00	100.00	ENGLAND
6	Winnington Combined Heat and Power Limited	Inactive	33.33	33.33	ENGLAND
7	Winnington Combined Heat and Power Developments Limited	Inactive	100.00	33.33	ENGLAND
7	Winnington Combined Heat and Power Operations Limited	Inactive	100.00	33.33	ENGLAND
4	Scotash Limited	Trading	50.00	50.00	ENGLAND

Group Hierarchy

Scottish Power plc

	Company Name	Trading Status	(%) Held Holding Company	(%) Held Ultimate Parent	Country Description
4	├─> Shoreham Operations Company Limited	Trading	50.00	50.00	ENGLAND
4	├─> SMW Limited	Trading	100.00	100.00	Scotland
4	└─> South Coast Power Limited	Trading	50.00	50.00	ENGLAND
3	├─> ScottishPower Group Money Purchase Pension Scheme Limited	Trading	100.00	100.00	ENGLAND
3	├─> ScottishPower Inc.	Inactive	100.00	100.00	Delaware, United States
3	├┬> ScottishPower Investments Limited	Invest.Hold.Co.	100.00	100.00	Scotland
4	├─> Caledonian Communications Limited	Inactive	100.00	100.00	Scotland
4	├─> Genscot Limited	Trading	100.00	100.00	Scotland
4	├┬> Manweb Holdings Limited	Inactive	100.00	100.00	ENGLAND
5	├─> Manweb Contracting Services Limited	Inactive	100.00	100.00	ENGLAND
5	├─> Manweb Gas Limited	Inactive	100.00	100.00	ENGLAND
5	└─> Manweb Pensions Trustee Limited	Inactive	100.00	100.00	ENGLAND
4	├─> Mawlaw 526 Limited	Inactive	100.00	100.00	ENGLAND
4	├─> ScotPower Limited	Inactive	100.00	100.00	Scotland
4	├─> Scotsgrid Limited	Inactive	100.00	100.00	Scotland
4	├─> Scotspower Limited	Inactive	100.00	100.00	Scotland
4	├─> ScottishPower Finance Limited	Dormant	100.00	100.00	Scotland
4	├─> ScottishPower Insurance Limited	Trading	100.00	100.00	ISLE OF MAN
4	├─> ScottishPower Leasing Limited	Trading	100.00	100.00	Scotland
4	├─> ScottishPower Securities Limited	Inactive	100.00	100.00	Scotland
4	├┬> ScottishPower Telecommunications Limited	Dormant	100.00	100.00	Scotland
5	├┬> Demon Internet Limited	Inactive	100.00	100.00	ENGLAND
6	├─> Cityscape Global Media Limited	Dormant	100.00	100.00	ENGLAND
6	├─> Cityscape Internet Services Limited	Dormant	100.00	100.00	ENGLAND
6	├─> Cityscape Limited	Dormant	100.00	100.00	ENGLAND
6	├─> Demon Limited	Dormant	100.00	100.00	ENGLAND
6	├─> Dispatch Publishing Limited	Dormant	100.00	100.00	ENGLAND
6	├┬> Locomotive Software Group Limited	Inactive	100.00	100.00	ENGLAND
7	├─> Locomotive Software Developments Limited	Dormant	100.00	100.00	ENGLAND
7	├─> Turnpike 1996 Limited	Dormant	100.00	100.00	ENGLAND

Group Hierarchy

Scottish Power plc

	Company Name	Trading Status	(%) Held Holding Company	(%) Held Ultimate Parent	Country Description
7	|||||| └-> Turnpike Limited	Dormant	100.00	100.00	ENGLAND
6	||||| └-> The IP Systems Operation Limited	Inactive	100.00	100.00	ENGLAND
5	|||| ├┬> Lancastrian Holdings Limited	Inactive	100.00	100.00	ENGLAND
6	||||| ├-> Megafone (UK) Limited	Dormant	100.00	100.00	ENGLAND
6	||||| └-> Psychic Companions Limited	Dormant	100.00	100.00	ENGLAND
5	|||| ├-> SPPT Limited	Dormant	100.00	100.00	ENGLAND
5	|||| └-> Watermark Games Limited	Dormant	100.00	100.00	ENGLAND
4	||| ├┬> SP Manweb plc	Trading	100.00	100.00	ENGLAND
5	|||| ├-> Manweb Nominees Limited	Inactive	100.00	100.00	ENGLAND
5	|||| ├-> Manweb Services Limited	Inactive	100.00	100.00	ENGLAND
5	|||| └-> Manweb Share Scheme Trustees Limited	Inactive	100.00	100.00	ENGLAND
4	||| └-> SSEB Limited	Inactive	100.00	100.00	Scotland
3	|| ├-> ScottishPower Share Scheme Trustees Limited	Trading	100.00	100.00	Scotland
3	|| ├-> ScottishPower Sharesave Trustees Limited	Trading	100.00	100.00	Scotland
3	|| ├-> Selectusonline Limited	Trading	25.00	25.00	ENGLAND
3	|| ├-> SP Dataserve Limited	Trading	100.00	100.00	Scotland
3	|| ├┬> SP Distribution Limited	Trading	100.00	100.00	Scotland
4	||| └-> Scottish Electricity Settlements Limited	Trading	50.00	50.00	Scotland
3	|| ├-> SP Gas Limited	Trading	100.00	100.00	Scotland
3	|| ├┬> SP Power Systems Limited	Trading	100.00	100.00	Scotland
4	||| └-> Core Utility Solutions Limited	Trading	50.00	50.00	ENGLAND
3	|| ├┬> SP Transmission Limited	Trading	100.00	100.00	Scotland
4	||| └-> GBSO Limited	Inactive	100.00	100.00	Scotland
3	|| ├┬> Teledata (Holdings) Limited	Dormant	100.00	100.00	Scotland
4	||| ├┬> Teledata (Outsourcing) Limited	Dormant	100.00	100.00	ENGLAND
5	|||| └-> The CallCentre Service Limited	Dormant	100.00	100.00	ENGLAND
4	||| ├-> Teledata Scotland Limited	Dormant	100.00	100.00	Scotland
4	||| └┬> The Information Service Limited	Dormant	100.00	100.00	ENGLAND
5	||| ├-> Clubcall Telephone Services Limited	Dormant	100.00	100.00	ENGLAND
5	||| └-> Clubline Services Limited	Inactive	100.00	100.00	ENGLAND

Group Hierarchy

Scottish Power plc

Company Name	Trading Status	(%) Held Holding Company	(%) Held Ultimate Parent	Country Description
3 │ │ └┬> Telephone International Media Holdings Limited	Dormant	100.00	100.00	ENGLAND
4 │ │ ├-> Copperteam Limited	Inactive	100.00	100.00	ENGLAND
4 │ │ ├-> Telephone International Media Limited	Dormant	100.00	100.00	ENGLAND
4 │ │ └-> TIM Limited	Dormant	100.00	100.00	ENGLAND
2 │ ├-> ScottishPower Energy Management (Agency) Limited	Trading	100.00	100.00	Scotland
2 │ └┬> ScottishPower Energy Management Limited	Trading	100.00	100.00	Scotland
3 │ └-> Holford Gas Storage Limited		100.00	100.00	Scotland
1 ├-> ScottishPower NA 1 Limited	Trading	100.00	100.00	Scotland
1 ├┬> ScottishPower NA 2 Limited	Trading	100.00	100.00	Scotland
2 │ └┬> PacifiCorp Holdings Inc.		90.00	100.00	Delaware, USA
3 │ ├-> Pacific Klamath Energy, Inc.		100.00	100.00	Oregon, USA
3 │ ├┬> PacifiCorp		100.00	100.00	Oregon, USA
4 │ │ ├-> Centralia Mining Company		100.00	100.00	Washington, USA
4 │ │ ├-> Energy West Mining Company		100.00	100.00	Utah, USA
4 │ │ ├-> Glenrock Coal Company		100.00	100.00	Wyoming, USA
4 │ │ ├-> Interwest Mining Company		100.00	100.00	Oregon, USA
4 │ │ ├┬> Pacific Minerals, Inc.		100.00	100.00	Wyoming, USA
5 │ │ │ └-> Bridger Coal Company		66.66	66.66	Wyoming, USA
4 │ │ ├-> PacifiCorp Environmental Remediation Company		89.90	89.90	Delaware, United States
4 │ │ ├┬> PacifiCorp Future Generations, Inc.		100.00	100.00	Oregon, USA
5 │ │ │ └┬> Canopy Botanicals, Inc.		77.85	77.85	Delaware, United States
6 │ │ │ └-> Canopy Botanicals, SRL		49.00	51.00	La Paz
4 │ │ └-> PacifiCorp Investment Management, Inc.		100.00	100.00	Oregon, USA
3 │ ├┬> PacifiCorp Group Holdings Company		100.00	100.00	Delaware, United States
4 │ │ ├┬> New Energy Holdings I, Inc.		100.00	100.00	Oregon, USA
5 │ │ │ └┬> EnergyWorks Holdings I		100.00	100.00	Grand Cayman
6 │ │ │ ├-> New IndiaPower Company One		49.00	50.00	Mauritius
6 │ │ │ └-> New IndiaPower Company Two		50.00	50.00	Mauritius
4 │ │ ├-> PACE Group, Inc.		100.00	100.00	Oregon, USA
4 │ │ ├-> Pacific Kinston Energy, Inc.		100.00	100.00	Oregon, USA

	Company Name	Trading Status	(%) Held Holding Company	(%) Held Ultimate Parent	Country Description
4	PacifiCorp Development Company		100.00	100.00	Oregon, USA
5	PacifiCorp Generation International, BV		100.00	100.00	Netherlands
6	Pacific Bakun Energy BV		100.00	100.00	Netherlands
4	PacifiCorp Energy Services, Inc.		100.00	100.00	Oregon, USA
5	Encorp (Minority Interest)		5.00	100.00	
4	PacifiCorp Energy Ventures, Inc.		100.00	100.00	Oregon, USA
5	Black Light (Minority Interest)		0.05	100.00	Delaware, USA
5	Nth Power Technologies Fund 1, L.P.		19.00	19.00	California, USA
4	PacifiCorp Financial Services, Inc.		100.00	100.00	Oregon, USA
5	Birmingham Syn Fuel I, Inc.		100.00	100.00	Oregon, USA
5	CS Holdings, Inc.		100.00	100.00	Oregon, USA
5	Koala FSC, Ltd.		100.00	100.00	Bermuda
5	Leblon Sales Corporation		100.00	100.00	US Virgin Islands
5	Pacific Development (Property), Inc.		100.00	100.00	Oregon, USA
5	Pacific Harbor Capital, Inc.		100.00	100.00	Delaware, United States
6	PFI International, Inc.		100.00	100.00	Guam
6	PHC Properties Corporation		100.00	100.00	Florida, USA
5	PCC Holdings, Inc.		100.00	100.00	Oregon, USA
6	Hillsborough Leasing Services, Inc.		100.00	100.00	New Jersey, USA
5	PNF Holdings, Inc.		100.00	100.00	Washington, USA
5	VCI Acquisition Co.		100.00	100.00	Oregon, USA
4	PacifiCorp International Group Holdings Company		100.00	100.00	Oregon, USA
5	PacifiCorp Hazelwood Pty Ltd.		100.00	100.00	Victoria, Australia
6	Hazelwood Australia, Inc.		100.00	100.00	Oregon, USA
6	Hazelwood Finance LP		12.50	87.50	Victoria, Australia
6	Hazelwood Ventures, Inc.		100.00	100.00	Oregon, USA
4	PacifiCorp Trans, Inc.		100.00	100.00	Oregon, USA
3	PPM Energy, Inc.		100.00	100.00	Oregon, USA
4	Arlington Wind LLC		100.00	100.00	Oregon, USA
4	Enstor, Inc		100.00	100.00	Oregon, USA

Company Name		Trading Status	(%) Held Holding Company	(%) Held Ultimate Parent	Country Description
5	│ │├─> Brentwood Gas Storage LLC		100.00	100.00	Oregon, USA
5	│ │├─> City Gate LLC		100.00	100.00	Delaware, United States
5	│ │├─> Columbia Gas Storage LLC		100.00	100.00	Delaware, United States
5	│ │├─> Delta Gas Storage LLC		100.00	100.00	Delaware, United States
5	│ │├─> Enstor Louisiana LLC		100.00	100.00	Oregon, USA
5	│ │├┬> Enstor Operating Company, LLC		100.00	100.00	Oregon, USA
6	│ ││└─> Katy Storage and Transportation, L.P.		1.00	100.00	Texas, USA
5	│ │└─> Katy Storage and Transportation, L.P.		99.00	100.00	Texas, USA
4	│ ├┬> Heartland Wind LLC		100.00	100.00	Oregon, USA
5	│ │└─> Flying Cloud Power Partners LLC		100.00	100.00	USA
4	│ ├─> Ivanhoe Wind Energy LLC		100.00	100.00	USA
4	│ ├─> Klamath Energy LLC		100.00	100.00	Oregon, USA
4	│ ├─> Klamath Generation LLC		100.00	100.00	Oregon, USA
4	│ ├─> Klondike Wind Power LLC		100.00	100.00	Oregon, USA
4	│ ├─> Moraine Wind II LLC		100.00	100.00	Oregon, USA
4	│ ├─> Moraine Wind LLC		100.00	100.00	Oregon, USA
4	│ ├─> Mountain View Green LLC		100.00	100.00	USA
4	│ ├─> Mountain View Power Partners III, LLC		100.00	100.00	USA
4	│ ├─> Pacific Wind Development LLC		100.00	100.00	Oregon, USA
4	│ ├─> Phoenix Wind Power LLC		100.00	100.00	Oregon, USA
4	│ ├─> PPM Alta Mesa LLC		100.00	100.00	USA
4	│ ├┬> PPM Colorado Wind Ventures, Inc		100.00	100.00	USA
5	│ │└┬> Colorado Wind Ventures, LLC		50.00	50.00	USA
6	│ │ └─> Colorado Green Holdings, LLC		100.00	50.00	USA
4	│ ├─> Scenic Vista Wind Power, LLC		100.00	100.00	USA
4	│ ├─> Trimont Wind I LLC		100.00	100.00	USA
4	│ └─> West Valley Leasing Company, LLC		100.00	100.00	Oregon, USA
1	├┬> ScottishPower Overseas Holdings Limited	Holding Company	100.00	100.00	Scotland
2	│└─> PacifiCorp Energy Canada Ltd.		100.00	100.00	Canada
1	├─> SP Finance	Inactive	100.00	100.00	ENGLAND

Group Hierarchy

Scottish Power plc

	Company Name	Trading Status	(%) Held Holding Company	(%) Held Ultimate Parent	Country Description
1	├┬> SP Finance 2 Limited	Inactive	100.00	100.00	Scotland
2	│└─> PacifiCorp UK Limited	Inactive	100.00	100.00	ENGLAND
1	├─> SP Finance 4 Limited	Inactive	100.00	100.00	Scotland
1	├─> SP Finance 5 Limited	Inactive	100.00	100.00	Scotland
1	└─> Venus 5 Limited	Inactive	100.00	100.00	Cayman Islands

Name of Company	Description of Business	Authorization
1- ScottishPower UK Holdings Limited	Holding company for holding securities and assets of SPUK whose principal activities are the generation, distribution, transmission and supply of electricity	FUCO Notification to SEC on Form U-57 on August 9, 2002. SEC File No. 073-00092 on behalf of SPUK Holdings
2- Scottish Power UK plc	Public Electricity Supply company, the principal activities of which are the generation, distribution, transmission and supply of electricity. All of SPUK's direct and indirect subsidiaries are engaged in activities that directly related to the businesses of SPUK and Manweb as FUCOs.	FUCO Notification to SEC on Form U-57 on May 14, 1999. SEC File No. 073-00092 on behalf of SPUK.
3 - Aspen 1 Limited	Inactive/Dormant	Inactive/Dormant
3 - Caledonian Gas Limited	Inactive/Dormant	Inactive/Dormant
3 - Camjar plc	Inactive/Dormant	Inactive/Dormant
4 - Spotlight Trading Limited	Inactive/Dormant	Inactive/Dormant
4 - Telephone Information Services plc	Inactive/Dormant	Inactive/Dormant
3 - Manweb Limited	Inactive/Dormant	Inactive/Dormant
3 – RoboScot (38) Limited	Inactive/Dormant	Inactive/Dormant
3 - SaBRe Water Limited	Inactive/Dormant	Inactive/Dormant
3 - Scottish Power Trustees Limited	Inactive/Dormant	Inactive/Dormant
3 - Scottish Utility Services Limited	Inactive/Dormant	Inactive/Dormant
3 - ScottishPower Energy Retail Limited	The principal activity of the company is the supply of electricity and gas to domestic and business customers.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000) (authorizing retention of utility entities engaged energy supply activities)
4 - Manweb Energy Consultants Limited	Inactive/Dormant	Inactive/Dormant
4 - N.E.S.T.MAKERS Limited	The company undertakes energy efficiency surveys and provides energy efficiency advice to customers along with energy tariff advice. The company operates in the 'fuel poor'/benefit	Rule 58(b)(1)(i) type of activity

Name of Company	Description of Business	Authorization
	market.	
3 - ScottishPower Generation Limited	The principal activities of the company are the generation of electricity from the company's own power stations and the purchase of external supplies of energy for sale to other businesses.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000) (authorizing retention of utility entities engaged energy supply activities)
4 - Beaufort Energy Limited	The company was established as a holding company for subsidiary companies involved in wind powered electricity generation.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000) (authorizing retention of wind farms and renewable activities)
5 - CRE Energy Limited	The principal activity of the company is the construction and operation of wind-powered electricity generation.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000) (authorizing retention of wind farms and renewable activities)
5 - Wind Resources Limited	The principal activity of the company is to invest in wind-powered electricity generation. The company owns two companies, Carland Cross Limited and Coal Clough Limited.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291(Dec. 6, 2000) (authorizing retention of wind farms and renewable activities)
6 - Carland Cross Limited	The principal activity of the company is to operate a wind farm on a site near Mitchell in Cornwall. The wind farm generates electricity using wind turbines, and consists of fifteen Vestas wind turbines.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000) (authorizing retention of wind farms and renewable activities)
6 - Coal Clough Limited	The principal activity of the company is to operate a wind farm on a site near Burnley in Lancashire. The wind farm generates electricity using wind turbines, and consists of twenty four Vestas wind turbines.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000) (authorizing retention of wind farms and renewable activities)
4 - CeltPower Limited	Joint venture between SPUK and Tomen Power Corporation (UK) Ltd for wind powered electricity Generation in Wales. Provides wind powered electricity to SPUK.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000) (authorizing retention of wind farms and renewable activities)
4 - Emerald Power Generation Limited	The company previously acted as ScottishPower's agent in conducting the bidding and settlement operations required under the New Electricity Trading Arrangements in England & Wales.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000) (authorizing retention of Diamond Power Generation to engage in settlement operations)
4 - Manweb Generation Holdings Limited	The company's principal activities are the investigation of, and subsequent investment in,	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen,

Name of Company	Description of Business	Authorization
	energy generation ventures and the management of associated undertakings involved in electricity generation.	HCAR No. 27291 (Dec. 6, 2000) (authorizing retention of Powergen Consultancy to engage in generation ventures)
5 - Manweb Generation (Winnington) Limited	Inactive/Dormant	Inactive/Dormant
6 - Winnington Combined Heat and Power Limited	Inactive/Dormant	Inactive/Dormant
7 - Winnington Combined Heat and Power Developments Limited	Inactive/Dormant	Inactive/Dormant
7 - Winnington Combined Heat and Power Operations Limited	Inactive/Dormant	Inactive/Dormant
4 - Scotash Limited	The principal activity of the company is the sale of ash and ash-related cementitious products.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000) (authorizing retention of HD/WS Corporation to engage in ash disposal activities)
4 - Shoreham Operations Company Limited	The principal activity of the company is to provide operational services at a gas-fired power station at Shoreham Harbour in Sussex.	Rule 58(b)(1)(vii) type of activity
4 - SMW Limited	The company was established to complement the activities of the ultimate parent company or of other companies in the group. These activities include tendering, commercial, design, construction, operational and related activities associated with wastewater treatment.	Rule 58(b)(1)(ix) type of activity
4 - South Coast Power Limited	The company was established with the purpose of developing a gas-fired power station at Shoreham Harbour in Sussex.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000) (authorizing retention of FUCO related power stations)
3 - ScottishPower Group Money Purchase Pension Scheme Limited	The principal activity of the company is to act as the trustee of ScottishPower group money purchase pension scheme.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000) (authorizing retention of East Midland electricity Share Trustees to engage in similar activities)
3 - ScottishPower Inc.	Inactive/Dormant	Inactive/Dormant
3 - ScottishPower Investments Limited	Investment holding company which holds the share capital of a number of SPUK subsidiary companies. Engages in long-term equity finance and provision of debt finance to other members of the group.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 2729 (Dec. 6, 2000) (authorizing retention of Powergen Group Investment to engage in

Name of Company	Description of Business	Authorization
		similar activities)
4 - Caledonian Communications Limited	Inactive/Dormant	Inactive/Dormant
4 - Genscot Limited	Investment holding company which previously held the majority of the share capital of Manweb plc. Currently, the company makes long term investments	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000); and Interstate Energy, HCAR No. 27069 (Aug. 26, 1999) (authorizing retention of Powergen group investment to engage in similar activities)
4 - Manweb Holdings Limited	Inactive/Dormant	Inactive/Dormant
5 - Manweb Contraction Services Limited	Inactive/Dormant	Inactive/Dormant
5 - Manweb Gas Limited	Inactive/Dormant	Inactive/Dormant
5 - Manweb Pensions Trustee Limited	Inactive/Dormant	Inactive/Dormant
4 - Mawlaw 526 Limited	Inactive/Dormant	Inactive/Dormant
4 - ScotPower Limited	Inactive/Dormant	Inactive/Dormant
4 - Scotsgrid Limited	Inactive/Dormant	Inactive/Dormant
4 - Scotspower Limited	Inactive/Dormant	Inactive/Dormant
4 - ScottishPower Finance Limited	Inactive/Dormant	Inactive/Dormant
4 - ScottishPower Insurance Limited	Wholly-owed captive insurance company used for risk management purposes on behalf of SPUK and its subsidiaries.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000); and (authorizing retention of Ergon Insurance as a captive insurance company) Interstate Energy, HCAR No. 27069 (Aug. 26, 1999)
4 - ScottishPower Leasing Limited	Inactive/Dormant	Inactive/Dormant
4 - ScottishPower Securities Limited	Inactive/Dormant	Inactive/Dormant
4 - ScottishPower Telecommunications Limited	Inactive/Dormant	Inactive/Dormant

Name of Company	Description of Business	Authorization
5 - Demon Internet Limited	Inactive/Dormant	Inactive/Dormant
6 - Cityscape Global Media Limited	Inactive/Dormant	Inactive/Dormant
6 - Cityscape Internet Services Limited	Inactive/Dormant	Inactive/Dormant
6 - Cityscape Limited	Inactive/Dormant	Inactive/Dormant
6 - Demon Limited	Inactive/Dormant	Inactive/Dormant
6 - Dispatch Publishing Limited	Inactive/Dormant	Inactive/Dormant
6 - Locomotive Software Group Limited	Inactive/Dormant	Inactive/Dormant
7 - Locomotive Software Developments Limited	Inactive/Dormant	Inactive/Dormant
7 - Turnpike 1996 Limited	Inactive/Dormant	Inactive/Dormant
7 - Turnpike Limited	Inactive/Dormant	Inactive/Dormant
6 - The IP Systems Operation Limited	Inactive/Dormant	Inactive/Dormant
5 - Lancastrian Holdings Limited	Inactive/Dormant	Inactive/Dormant
6 - Megafone (UK) Limited	Inactive/Dormant	Inactive/Dormant
6 - Psychic Companions Limited	Inactive/Dormant	Inactive/Dormant
5 - SPPT Limited	Inactive/Dormant	Inactive/Dormant
5 - Watermark Games Limited	Inactive/Dormant	Inactive/Dormant
4 - SP Manweb plc	Regional Electricity Company, the principal activities of which are the distribution, transmission and supply of electricity. Manweb operated in the Mersey and North Wales area.	FUCO. See SEC File No. 073-00092.
5 - Manweb Nominees Limited	Inactive/Dormant	Inactive/Dormant
5 - Manweb Services Limited	Inactive/Dormant	Inactive/Dormant
5 - Manweb Share Scheme Trustees Limited	Inactive/Dormant	Inactive/Dormant
4 - SSEB Limited	Inactive/Dormant	Inactive/Dormant
3 - ScottishPower Share Scheme Trustees Limited	The company acts as the trustee of the ScottishPower Qualifying Employee Share	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen,

Name of Company	Description of Business	Authorization
	Ownership Trust being part of the ScottishPower Sharesave Scheme, the purpose of which is to encourage and facilitate the acquisition and holding of shares by and for the benefit of the employees and certain former employees of companies within the group.	HCAR No. 27291 (Dec. 6, 2000) (authorizing retention of East Midland electricity Share Trustees to engage in similar activities)
3 - ScottishPower Sharesave Trustees Limited	The company acts as the trustee of the ScottishPower Qualifying Employee Share Ownership Trust established in 2000 being part of the ScottishPower Sharesave Scheme, the purpose of which is to encourage and facilitate the acquisition and holding of shares by and for the benefit of the employees and certain former employees of companies within the group.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000) (authorizing retention of East Midland electricity Share Trustees to engage in similar activities)
3 – Selectusonline Limited	The principal activity of the company is to facilitate planning and procurement of products and supplies and thereby reduce utility supply chain management costs and provide non-financial benefits to the parent companies such as the harmonization of technical standards.	Rule 58(b)(1)(vii) type of activity
3 - SP Dataserve Limited	The principal activities of the company are data collection, data aggregation, meter operation and revenue protection.	Rule 58(b)1(vii) type of activity; Conectiv, HCAR No. 26832 (Feb. 25, 1998)(authorizing meter reading activities); and National Gird HCAR No. 27154 (Mar. 15, 2000) (authorizing retention of Teldata which offers meter reading and billing services).
3 - SP Distribution Limited	The principal activities of the company are the ownership and operation of the electricity distribution network within the ScottishPower area.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000) (authorizing retention of East Midland electricity Distribution to engage in distribution network services)
4 - Scottish Electricity Settlements Limited	The principal activity of the company is to undertake the development of, and subsequently manage the operation of, central systems and related trading arrangements to facilitate settlement in the Scottish electricity market.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000) (authorizing retention of Diamond Power Generation to engage in settlement operations)
3 - SP Gas Limited	The company's principal activity is gas transportation for which a license is held which permits the ownership and operation of gas infrastructures.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000) (authorizing retention of East Midlands Gas Pipelines to engage in gas operations)

Name of Company	Description of Business	Authorization
3 - SP Power Systems Limited	The principal activity of the company is the provision of asset management services.	Rule 58(b)(1)(vii)
4 - Core Utility Solutions Limited	The company carries out the design and construction of utility connections for housing, commercial and industrial developments in both a single and multi-utility capacity.	Rule 58(b)(1)(vii)
3 - SP Transmission Limited	The principal activities of the company are the ownership and operation of the electricity transmission network within the ScottishPower area and the interconnectors to the electricity transmission systems of Northern Ireland and England and Wales.	Interstate Energy, HCAR No. 27069 (Aug. 26, 1999) (authorizing retention of transmission facilities to engage in power activities)
4 - GBSO Limited	The company was established as a vehicle to submit an expression of interest to Ofgem in relation to the creation of a GB system operator. The company is now inactive	Inactive/Dormant
3 - Teledata (Holdings) Limited	Inactive/Dormant	Inactive/Dormant
4 - Teledata (Outsourcing) Limited	Inactive/Dormant	Inactive/Dormant
5 - The CallCentre Service Limited	Inactive/Dormant	Inactive/Dormant
4 - Teledata Scotland Limited	Inactive/Dormant	Inactive/Dormant
4 - The Information Service Limited	Inactive/Dormant	Inactive/Dormant
5 - Clubcall Telephone Services Limited	Inactive/Dormant	Inactive/Dormant
5 - Clubline Services Limited	Inactive/Dormant	Inactive/Dormant
3 - Telephone International Media Holdings Limited	Inactive/Dormant	Inactive/Dormant
4 - Copperteam Limited	Inactive/Dormant	Inactive/Dormant
4 - Telephone International Media Limited	Inactive/Dormant	Inactive/Dormant
4 - TIM Limited	Inactive/Dormant	Inactive/Dormant
2 - ScottishPower Energy Management (Agency) Limited	The company provides staff and administrative support on an agency basis for all commercial and trading activity undertaken by ScottishPower Energy Management Limited and Scottish Power UK plc	Rule 58(b)(1)(v) and (vii) type of activity
2 - ScottishPower Energy Management Limited	The principal activities of the company are the wholesale purchase and sale of electricity, gas and coal and the operation of gas storage facilities.	Rule 58(b)(1)(ix) type of activity

Name of Company	Description of Business	Authorization
3 – Holford Gas Storage Limited	Gas storage	Rule 58(b)(1)(ix) type of activity
1- SP Finance	Inactive/Dormant	Inactive/Dormant
1- SP Finance 2 Limited	Inactive/Dormant	Inactive/Dormant
2 - PacifiCorp UK Limited	Inactive/Dormant	Inactive/Dormant
1 - ScottishPower Overseas Holdings Limited	Special Purpose financing entity formed to hold the securities of PECL.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000); and Interstate Energy, HCAR No. 27069 (Aug. 26, 1999) (authorizing retention of special purpose entities to hold assets nonutility companies.)
2- PacifiCorp Canada Ltd.	Vehicle to buy gas storage facility in Canada	NiSource Inc. HCAR No. 27789 (Dec. 30, 2003) (authorizing NiSource nonutility subsidiaries to engage in the development, exploration and production of natural gas and oil in Canada and to invest in natural gas storage facilities. Rule 58(b)(1)(ix) type of activity
1 – SP Finance 4 Limited	Inactive/Dormant	Inactive/Dormant
1- SP Finance 5 Limited	Inactive/Dormant	Inactive/Dormant
1- Venus 5 Limited	The principal activity of the company is that of a financing entity that holds investments in other companies.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291; and ScottishPower, HCAR No. 27290 (Dec. 6, 2000) (authorizing retention and creation of financing entities)
1 - ScottishPower NA 1 Limited	Intermediate holding company which acts as a partner in NA General partnership, the parent of the consolidated PacifiCorp group, under Scottish Power plc.	The National Grid Group plc, HCAR No. 27154 (3/15/00) (authorizing the use of intermediate holding companies). Also E.ON AG, HCAR No. 27539 6/14/2002
1 - ScottishPower NA 2 Limited	Intermediate holding company which acts as a partner in NA General partnership, the parent of the consolidated PacifiCorp group, under	The National Grid Group plc, HCAR No. 27154 (3/15/00) (authorizing the

Name of Company	Description of Business	Authorization
	Scottish Power plc.	use of intermediate holding companies). Also E.ON AG, HCAR No. 27539 6/14/2002
2- PacifiCorp Holdings, Inc. (PHI)	Intermediate holding company and parent of U.S. consolidated group under Scottish Power.	Scottish Power plc, HCAR No. 27290 (Dec. 6, 2000) (authorizing creation of Holdco to hold shares of PacifiCorp and PGHC))
3- PacifiCorp	Public Utility Company	Section 9(a)(2)
4- Centralia Mining Company	Operating coal mining company.	Powergen, HCAR No. 27291 (Dec. 6, 2000) authorizing retention of LG&E coal mining companies; American Electric Power Company, Inc., Holding Company Act Release No. 27186 (6/14/00) (not required to divest coal mining companies).
4 - Glenrock Coal Company	Operating coal mining company.	Powergen, HCAR No. 27291 (Dec. 6, 2000) authorizing retention of LG&E coal mining companies; American Electric Power Company, Inc., Holding Company Act Release No. 27186 (6/14/00) (not required to divest coal mining companies).
Interwest Mining Company	Provides administrative, technical and management services for the PacifiCorp mining companies.	Rule 58(1)(b)(vii).
4 - Pacific Minerals, Inc.	Partner in Bridger Coal Company partnership with Idaho Power Company.	Powergen, HCAR No. 27291 (Dec. 6, 2000) authorizing retention of LG&E coal mining companies; American Electric Power Company, Inc., Holding Company Act Release No. 27186 (6/14/00) (not required to divest coal mining companies).
4 - Bridger Coal Company	Operating Coal Mining Company (66.67% interest). Established partnership for tax purposes.	Powergen, HCAR No. 27291 (Dec. 6, 2000) authorizing retention of LG&E coal mining companies; American Electric Power Company,

Name of Company	Description of Business	Authorization
		Inc., Holding Company Act Release No. 27186 (6/14/00) (not required to divest coal mining companies).
4 - PacifiCorp Environmental Remediation Company	Consolidate, evaluate, manage and resolve certain environmental liabilities of PacifiCorp.	Rule 58(1)(b)(vii).
4 - PacifiCorp Future Generations, Inc.	This entity holds carbon tax credits. Engages in voluntary greenhouse gas mitigation projects	Rule 58(1)(b)(ii).
4 - Canopy Botanicals, Inc.	This entity holds carbon tax credits. Engages in voluntary greenhouse gas mitigation projects	Rule 58(1)(b)(ii).
4 - Canopy Botanicals, SRL	This entity holds carbon tax credits. Engages in voluntary greenhouse gas mitigation projects	Rule 58(1)(b)(ii).
4 - PacifiCorp Investment Management	Provides management services to PacifiCorp Environmental Remediation Company	Rule 58(b)(1)(vii)
3- Pacific Klamath Energy, Inc.	Manages Klamath Falls, Oregon project, gas turbine cogen plant incorporating CO2 innovative mitigation.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000); and Interstate Energy, HCAR No. 27069 (Aug. 26, 1999) (authorizing retention of special purpose entities to hold assets and manage QFs, EWGs or FUCOs) ; Rule 58(b)(vii)

Name of Company	Description of Business	Authorization
3- PacifiCorp Group Holdings Company	Non-utility holding company of PFS and PIGHC nonregulated subs.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000); and Interstate Energy, HCAR No. 27069 (Aug. 26, 1999) (authorizing retention of special purpose entities to hold assets of QFs, EWGs, FUCOs or other nonutility companies.)
4 - New Energy Holdings I, Inc.	Shell intermediate holding companies for previously owned PacifiCorp FUCO	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000); and Interstate Energy, HCAR No. 27069 (Aug. 26, 1999) (authorizing

Name of Company	Description of Business	Authorization
		retention of special purpose entities to hold assets of QFs, EWGs, FUCOs or other nonutility companies.)
5 - EnergyWorks Holdings I, Inc.	Shell intermediate holding company for previously owned PacifiCorp FUCO	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000); and Interstate Energy, HCAR No. 27069 (Aug. 26, 1999) (authorizing retention of special purpose entities to hold assets of or finance QFs, EWGs, FUCOs or other nonutility companies.)
6 - New IndiaPower Company Two	Shell entity that was intended to work on development of cogeneration projects in India -- no viable projects were identified. Intend to dissolve.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000); and Interstate Energy, HCAR No. 27069 (Aug. 26, 1999) (authorizing retention of special purpose entities to hold assets of or finance QFs, EWGs, FUCOs or other nonutility companies.)
7 - EnergyWorks India Co. Pvt. Ltd.	Entity intended to work on development of cogeneration projects in India -- no viable projects were identified. Intend to dissolve.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000); and Interstate Energy, HCAR No. 27069 (Aug. 26, 1999) (authorizing retention of special purpose entities to hold assets of or finance QFs, EWGs, FUCOs or other nonutility companies.)
6 - New IndiaPower Company One	Shell entity. Was intended to work on development of cogeneration projects in India -- no viable projects were identified. Intend to dissolve.	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000); and Interstate Energy, HCAR No. 27069 (Aug. 26, 1999) (authorizing retention of special purpose entities to hold assets of or finance QFs, EWGs, FUCOs or other nonutility companies.)

Name of Company	Description of Business	Authorization
4- PacifiCorp Trans, Inc.	Inactive	Inactive
4 - PACE Group, Inc.	Owns assets of former corporation, DUSCO, Inc.; holds economic development assets formerly held by PGC.	Ameren Corp HCAR NO. 26809 (Dec. 30, 1997); and E.ON, HCAR No. 27539 (Jun. 14, 2002) (authorizing the retention of subsidiaries that engage in real estate activities in the context of community redevelopment) WPL Holdings, Inc., HCAR No. 26856 (Apr. 14, 1998) (authorizing retention of company organized to promote economic development)
4 - Pacific Kinston Energy, Inc.	Inactive	Inactive
4 - PacifiCorp Development Company	Inactive	Inactive
5 - PacifiCorp Generation International, BV	Inactive	Inactive
6- Pacific Bakun Energy BV	Inactive	Inactive
4 - PacifiCorp Energy Services, Inc.	Inactive	Inactive
4 - PacifiCorp Energy Ventures, Inc.	Special Purpose Subsidiary	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000); and Interstate Energy, HCAR No. 27069 (Aug. 26, 1999) (authorizing retention of special purpose entities to hold assets Rule 58 nonutility companies.)
5 - Nth Power Management, L.P.	Energy Technology equipment	Cinergy Corp., HCAR No. 26565 (Aug. 28, 1996) (authorizing Cinergy investment in Nth Power)

Name of Company	Type of Business	Authorization
4 – PacifiCorp Financial Services, Inc.	Non-utility Holding Company for Syn fuel holdings and other (passive ownership) real estate holdings	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6. 2000); and

Name of Company	Type of Business	Authorization
		Interstate Energy, HCAR No. 27069 (Aug. 26, 1999) (authorizing retention of special purpose entities to hold assets of QFs, EWGs, FUCOs or other nonutility companies.)
5 - Birmingham Syn Fuel I, Inc.	Inactive	Inactive
5 - CS Holdings, Inc.	Inactive	Inactive
5 - Koala FSC, Ltd.	Inactive	Inactive
5 - Leblon Sales Corporation	Inactive	Inactive
5 - Pacific Development (Property), Inc.	Real estate development (Passive ownership)	Conectiv, HCAR No. 26832 (Feb. 25, 1998) (authorizing the retention of DCI, a company that develops and sell properties –acquired for and exist as a means of recovering the cost associated with its acquisition) This real estate holding is incidental to the integrated utility operations within the meaning of section 11(b)(1). It is not intended that this entity would develop into an active real estate management and trading operation nor are there any plans to expand this real estate holding.
5 - Pacific Harbor Capital, Inc.	Manages leverage leasing portfolio (passive ownership)	Passive leverage leasing activities. American Electric Power Company, Inc., Holding Company Act Release No. 27186 (6/14/00) (authorizing retention of CSW Leasing) and Ameren Corporation, Holding Company Act Release No. 26809 (12/30/97) (authorizing leverage leasing activities . (Cite
6 - PFI International, Inc.	Inactive	Inactive
6– PHC Properties Corporation	Holds rights to remaining payments due on resale of land repossessed by Pacific Harbor Capital after default on pre-merger	Conectiv, HCAR No. 26832 (Feb. 25, 1998) (authorizing the retention

Name of Company	Type of Business	Authorization
	$10 million loan. (passive ownership)	of a company that develops and sells properties –acquired for and exist as a means of recovering the cost associated with its acquisition) It is not intended that this entity would develop into an active real estate management and trading operation nor are there any plans to expand this real estate holding.
5 - PCC Holdings, Inc.	Shell holding company which indemnifies sold real estate.	Conectiv, HCAR No. 26832 (Feb. 25, 1998). It is not intended that this entity would develop into an active operation nor are there any plans to expand this real estate holding.
5 - PacifiCorp Capital, Inc.	Inactive	Inactive
6 - Hillsborough Leasing Services, Inc.	Inactive	Inactive
5 - PNF Holdings, Inc.	Inactive	Inactive
5 - VCI Acquisition Co.	Inactive	Inactive

Name of Company	Description of Business	Authorization
4 – PacifiCorp International Group Holdings Company	Nonutility holding company which held sold PacifiCorp FUCO operations	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000); and Interstate Energy, HCAR No. 27069 (Aug. 26, 1999) (authorizing retention of special purpose entities to hold assets of QFs, EWGs, FUCOs or other nonutility companies.)
5 - PacifiCorp Hazelwood Pty. Ltd.	Inactive	Inactive
6 - Hazelwood Australia, Inc.	Inactive	Inactive
6 - Hazelwood Ventures, Inc.	Inactive	Inactive
6 - Hazelwood Finance LP (12.55%)	Inactive	Inactive

Name of Company	Description of Business	Authorization
Name of Issuer	**Type of Business**	
3 – PPM Energy, Inc.	Nonutility holding company, that holds QFs, EWGs and Rule 58 companies	E.ON, HCAR No. 27539 (Jun. 14, 2002); Powergen, HCAR No. 27291 (Dec. 6, 2000); and Interstate Energy, HCAR No. 27069 (Aug. 26, 1999) (authorizing retention of special purpose entities to hold assets of QFs, EWGs, FUCOs or other nonutility companies.)
4 - Phoenix Wind Power LLC	EWG	Section 32
4 - PPM Alta Mesa LLC	Inactive	Inactive
4 – PPM Colorado Wind Ventures	SPC/FE to develop own and operate wind facilities	Rule 58 (b)(1)(viii)
5 – Colorado Wind Ventures, LLC	SPC/FE to develop own and operate wind facilities	Rule 58 (b)(1)(viii)
6 – Colorado Green Holdings, LLC	EWG	Section 32
4 – Mountain View Green LLC	SPC/FE to develop own and operate wind facilities	Rule 58 (b)(1)(viii)
5 – Mountain View Power Partners III, LLC	EWG	Section 32
4 – Trimont Wind I LLC	Inactive	Inactive
4 – Ivanhoe Wind Energy LLC	Inactive	Inactive
4 - Klamath Energy, LLC	EWG	Section 32
4 - Klamath Generation, LLC	Special Purpose Company used to develop the Klamath Project.	Interstate Energy, HCAR No. 27069 (Aug. 26, 1999) (authorizing retention of special purpose entities to hold assets of QFs, EWGs, FUCOs or other nonutility companies.)
4 – West Valley Leasing LLC	Non-utility Generation Company	Rule 7d Leasing arrangement
4 - Klondike Wind Power LLC	EWG – Wind generation plant in Oregon	Section 32
4 - Moraine Wind II LLC	SPC/FE to develop own and operate wind generation QF in Minnesota. May eventually become an EWG	Rule 58 (b)(1)(viii)
4 – Moraine Wind LLC	EWG	Section 32
4 - Heartland Wind LLC	SPC/FE to develop own and operate wind	Interstate Energy, HCAR No. 27069 (Aug. 26, 1999) (authorizing retention of special

Name of Company	Description of Business	Authorization
		purpose entities to hold assets of QFs, EWGs, FUCOs or other nonutility companies.)
5 - Flying Cloud Power Partners, LLC	EWG – owns and operates Flying Cloud wind generation facility in Iowa	Section 32
4 - Pacific Wind Development LLC	SPC/FE for potential QF and wind development projects in the Western part of U.S	Rule 58(b)(1)(viii)
4 - Arlington Wind LLC	SPC/FE for potential QF and wind development projects	Rule 58(b)(1)(viii)
4 - Scenic Vista Wind Power	SPC/FE which owns rights to develop potential QF or EWG wind generation facility in Oregon.	Rule 58(b)(1)(viii)
4 - Enstor, Inc.	Holding Company for Gas Storage Facilities	Interstate Energy, HCAR No. 27069 (Aug. 26, 1999) (authorizing retention of special purpose entities to hold assets of QFs, EWGs, FUCOs or other nonutility companies.)
5 - City Gate Gas Storage LLC	Holds interest in gas storage facility development	Rule 58(b)(1)(ix)
5 - Columbia Gas Storage LLC	Holds interest in gas storage facility development	Rule 58(b)(1)(ix)
5 – Delta Gas Storage LLC	Holds interest in gas storage facility development	Rule 58(b)(1)(ix)
5 - Enstor Louisiana LLC	Holds interest in gas storage facility development	Rule 58(b)(1)(ix)
5 - Brentwood Gas Storage LLC	Holds interest in gas storage facility development	Rule 58(b)(1)(ix)
5 - Enstor Operating Co., LLC	Holds interest in gas storage facility development	Interstate Energy, HCAR No. 27069 (Aug. 26, 1999) (authorizing retention of special purpose entities to hold assets of QFs, EWGs, FUCOs or other nonutility companies.)
6 - KATY Storage & Trans, LP	Holds interest in gas storage facility development	Rule 58(b)(1)(ix)

An inactive or dormant company refers to a company that does not engage in trading or conduct or solicit business and has no material revenues or income. Inactive or dormant companies are often held until the resolution of contingent liabilities, to maintain certain rights or as a shell to be used in a future transaction.

Status of PHI Nonutility Subsidiaries Existing as of 11/29/99

Name of Company	Org.	State/Country/ Date of Organization	Status

Name of Company	Org.	State/Country/ Date of Organization	Status
Biodiversidad Sostenible	Business Arrangement	Bolivia	This business arrangement is still active, however, it is not a statutory subsidiary. The statutory subsidiary that owns this project is Canopy Botanicals, S.R.L.
Rio Bravo Carbon Sequestration Pilot Project	Business Arrangement	Belize	This business arrangement is still active, however, it is not a statutory subsidiary. The statutory subsidiary that owns this project is Canopy Botanicals, S.R.L.
PACORP	Corp.	OR; incorporated 12/17/91	Dissolved on 7/28/00 because the business operations were no longer required in the system.
Orcom System, Inc.	Corp.	OR; incorporated 1/3/97	PacifiCorp affiliate owned 50% of Orcom and sold to Livewire Utilities on 1/27/00.
Inspect LLC	L.L.C.	OR; formation 12/4/96	Dissolved 12/29/99 because the business operations were no longer required in the system.
Pacific Generation Int'l Ltd.	Corp.	Cayman Islands; incorporated 12/14/95	Dissolved 10/31/97 because the business operations were no longer required in the system.
PacGen SMHPC Ltd.	Corp.	Mauritius; incorporated 3/29/96	Dissolved 9/28/00 because the business operations were no longer required in the system.
PacifiCorp Australian Gas Project	Corp.	Cayman Islands; incorporated 5/11/98	Dissolved 3/31/00 – Sold all Australian FUCOs and no longer looking to develop international projects.
PacifiCorp Brazil Development Corp.	Corp.	Cayman Islands; incorporated 5/11/98	Dissolved 3/31/00 – No longer looking to bid on or develop projects in Brazil
PacifiCorp International Development Corp.	Corp.	Cayman Islands; incorporated 5/11/98	Dissolved 12/29/00 - No longer looking to bid on or develop foreign utility businesses.
PacifiCorp Ismir Development Corp.	Corp.	Cayman Islands; incorporated 5/11/98	Dissolved 2/21/02 - No longer looking to bid on or develop projects in Turkey.
PacifiCorp Turkey Holding Co.	Corp.	OR; incorporated 2/19/98	Dissolved 3/31/00- No longer looking to bid on or develop utility projects in Turkey.
PacifiCorp Turkey Generation Development Corp.	Corp.	Cayman Islands; incorporated 5/11/98	Dissolved 3/31/00- No longer looking to bid on or develop projects in Turkey.
PacifiCorp Energy, Inc.	Corp.	OR; incorporated 3/17/95	Dissolved 2/20/03 because the business operations were no longer required in the system.

Name of Company	Org.	State/Country/ Date of Organization	Status
Farnham Gas Storage LLC	L.L.C.	DE; formation 3/6/96	Sold to Enstor, L.P.(now known as ENX, L.P.), a non-associate company, 10/12/01
Jefferson Gas Storage LLC	L.L.C.	DE; formation 3/6/96	Dissolved 10/15/99 because the business operations were no longer required in the system.
Moab Gas Storage LLC	L.L.C.	DE; formation 3/6/96	Dissolved in 2001 because the business operations were no longer required in the system.
PacifiCorp Kentucky Energy Co.	Corp.	OR; incorporated 4/16/96	Dissolved 12/20/99 because the business operations were no longer required in the system.
PacifiCorp EnergyCo Holdings LLC	L.L.C.	Oregon; incorporated 6/26/97	Dissolved 9/12/00 because the business operations were no longer required in the system.
PacifiCorp Powercoal LLC	L.L.C.	OR; formation 6/10/97	Dissolved 12/16/99 because the business operations were no longer required in the system.
Birmingham Syn Fuel, LLC	L.L.C.	OR; formation 11/20/96	Sold to Marriott International on 10/15/01.
PacifiCorp Syn Fuel, LLC	L.L.C.	OR; formation 12/20/96	Sold to Marriott International on 10/15/01.
Birmingham Syn Fuel II, LLC	Corp.	OR; formation 11/19/96	Sold to Marriott International on 10/15/01.
Covol Technologies, Inc. (now known as Headwaters, Incorporated)	Business Arrangement	DE; incorporated 8/8/95	Terminated and interests dissolved in 10/2001.
PFI Lakewood Limited, Inc.	Corp.	OR; incorporated 11/9/89	Passive tax exempt. This entity was merged with Pacific Harbor Capital on 1/20/00.
Pacific Harbor Capital, Inc.	Corp.	DE; incorporated 1/15/85	Manages passive leverage leasing portfolio and holds notes to misc. asset recovery
Stanan Computer Leasing, Inc.	Corp.	DE; incorporated 11/18/81	Dissolved on 3/26/01 pursuant to contract expiration.
Demand Side Receivables, Inc.	Corp.	OR; incorporated 2/21/95	Dissolved 1/18/2000 because business operations no longer required in the system..
PacifiCorp Philippines Development Corporation	Corp.	Cayman Islands; incorporated 5/15/97	Dissolved 5/31/03 – No longer bidding on or developing projects in the Philippines.

Name of Company	Org.	State/Country/ Date of Organization	Status
Ambuklao Power, Inc.	Business Arrangement	Philippines	PacifiCorp no longer has any interest in Ambuklao which was part of the Philippines bidding process.
PacifiCorp Turkey Development Corporation	Corp.	Cayman Islands; incorporated 5/15/97	Dissolved 3/31/00 – No longer bidding on or developing projects in Turkey.
PacifiCorp UK Development Corporation	Corp.	Cayman Islands; incorporated 8/19/97	Dissolved 5/31/03 – No longer bidding on or developing projects in the UK under PacifiCorp.
PacifiCorp Services Limited	Corp.	England/Wales; incorporated 5/6/97	Dissolved 9/12/00 because the business operations were no longer required in the system.
PacifiCorp Finance (UK) Limited	Corp.	England/Wales; incorporated 5/6/97	Dissolved 9/12/00 because the business operations were no longer required in the system.
PacifiCorp Acquisitions	Corp.	England/Wales; incorporated 6/6/97	Dissolved 9/12/00 because the business operations were no longer required in the system.
PacifiCorp Investments (Middle East) Int'l Holding Co. Limited	Corp.	United Kingdom; incorporated 1/29/98	Dissolved 9/12/00 because the business operations were no longer required in the system.
PacifiCorp – Enstor Gas Storage Co.	Corp. (JV)	DE; formation 3/25/96	Dissolved 12/31/02 because joint venture terminated.
PacGen GP Company, Ltd.	Corp.	Cayman Islands; incoporated 12/14/95	Dissolved on 3/30/01 because the business operations were no longer required in the system.
Paccom Leasing Corporation	Corp.	OR; incorporated 1/18/83	Merged into Pacific Financial Services 2/3/00
Pacific Generation (Cayman), Inc.	Corp.	Oregon; incorporated 1/17/96	Dissolved 9/12/00 because the business operations were no longer required in the system.
Lakewood Properties, Inc.	Corp.	DE; incorporated 11/18/88	Passive real estate investment merged into Pacific Harbor Capital 1/20/00
Eastern Investment Company	Corp.	OR; incorporated 10/26/95	Sold to CKI/HEI Electricity Distribution PTY Ltd and Cheung Kong Infrastructure Holdings Limited Hongkong Electric Holdings Limited on 9/3/00 as part of Powercor Sales Transaction

Name of Company	Org.	State/Country; Date of Organization	Status
PacifiCorp Australia LLC	Corp.	OR; incorporated 10/25/95	Sold to CKI/HEI Electricity Distribution PTY Ltd and Cheung Kong Infrastructure Holdings Limited Hongkong Electric Holdings Limited on 9/3/00 as part of Powercor Sales Transaction
PacifiCorp Australia Holdings Pty Ltd.	Corp.	Australia; incorporated 2/15/95	Sold to National Power Australia Holdings Pty Ltd on 11/17/00 as part of Hazelwood Sales Transaction.
PacifiCorp Australia Limited	Corp.	OR; incorporated 10/25/95	Sold to CKI/HEI Electricity Distribution PTY Ltd and Cheung Kong Infrastructure Holdings Limited Hongkong Electric Holdings Limited on 9/3/00 as part of Powercor Sales Transaction
Hazelwood Holdings, Inc.	Corp.	Cayman Islands; incorporated 8/19/96	Sold to National Power Australia Holdings Pty Ltd on 11/17/00 as part of Hazelwood Sales Transaction.
Australia Ombudsman Limited	Corp.	Australia	Sold to National Power Australia Holdings Pty Ltd on 11/17/00 as part of Hazelwood Sales Transaction.
PacifiCorp Global, Inc.	Corp.	Cayman Islands; incorporated 8/19/96	Sold to CKI/HEI Electricity Distribution PTY Ltd and Cheung Kong Infrastructure Holdings Limited Hongkong Electric Holdings Limited on 9/3/00 as part of Powercor Sales Transaction
Hazelwood Pacific Pty Ltd.	Corp	Australia; incorporated 7/26/96	Sold to National Power Australia Holdings Pty Ltd on 11/17/00 as part of Hazelwood Sales Transaction.
Pan-Pacific Global Corp.	Corp.	OR; incorporated 10/26/95	Sold to CKI/HEI Electricity Distribution PTY Ltd and Cheung Kong Infrastructure Holdings Limited Hongkong Electric Holdings Limited on 9/3/00 as part of Powercor Sales Transaction
PPM 1 LLC	Corp.	OR; formation 7/18/97	Formed on 7/18/97 and was inactive until changed its name to Phoenix Wind Power LLC on 11/13/01.
PPM 2 LLC	Corp.	OR; formation 7/18/97	Formed on 7/18/97 and was inactive until dissolved on 12/29/99.
PPM 3 LLC	Corp.	OR; formation 7/18/97	Formed on 7/18/97 and was inactive until it changed its name to Klamath Energy LLC on 8/20/01.

Name of Company	Org.	State/Country/ Date of Organization	Status
PPM 4 LLC	Corp.	OR; formation 7/18/97	Formed on 7/18/97 and was inactive until it changed its name to Klamath Generation LLC on 10/22/01.
PPM 5 LLC	Corp.	OR; formation 7/18/97	Formed on 7/18/97 and was inactive until it changed its name to West Valley Leasing Company LLC on 2/20/02.
PPM 6 LLC	Corp.	OR; formation 7/18/97	Formed on 7/18/97 and was inactive until it changed its name to West Valley Generation LLC on 7/25/01 and then Klondike Wind Power LLC 12/19/01.

All other nonutility subsidiary companies still exists.

Exhibit F-1.1

Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, NY 10005

March 31, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Form Post-effective amendment to the Form U-1 Application-Declaration File No. 70-9669

Ladies and Gentlemen:

We refer to the Post-effective amendment to the Form U-1 Application-Declaration File No. 70-9669 ("Application") filed by Scottish Power plc ("ScottishPower"), a registered holding company. Capitalized terms and parties not defined herein shall have the meanings ascribed to such terms and parties in the Application.

In the Application, Applicants request (to the extent they are not otherwise exempt from the Act) authorization to engage in:

(1) financings by ScottishPower, including but not limited to the issuance of ordinary shares and American Depositary Shares, preferred stock, short- and long-term debt, guarantees and currency and external interest rate swaps;

(2) certain financings by PacifiCorp and the PHI Nonutility Subsidiary Companies;

(3) intrasystem financings, including (a) the continuation of existing intercompany borrowing arrangements within PacifiCorp and the PHI Nonutility Subsidiary Companies, (b) guarantees of the obligations of, loans and other forms of credit support for PacifiCorp, the PHI Nonutility Subsidiary Companies and the SPUK Holdings Subsidiary Companies, and (c) internal interest rate and cross-currency swaps and (d) the payment of dividends out of capital or unearned surplus for non-utility companies;

(4) authorizations for the Intermediate Companies to issue and sell securities to, and acquire securities from, its immediate parent, subsidiary companies, and other Intermediate Companies;

(5) The refinancing of outstanding debt pursuant to the terms and conditions detailed above.

(6) the issuance by members of PacifiCorp and the PHI Nonutility Subsidiary Companies of additional shares, or alteration of the terms of any existing capital stock;

(7) issuance by PacifiCorp up to an aggregate principal amount of $1.5 billion of short-term debt outstanding at any one time consisting of commercial paper and promissory notes;

(8) the formation of financing/special purpose entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application-Declaration or pursuant to applicable exemptions under the Act, including intrasystem guarantees of such securities;

(9) authorization of amended Tax Allocation Agreement; and

(10) financings by ScottishPower for the purposes of acquiring, or funding the operations of, exempt wholesale generators ("EWGs") and FUCOs.

Authority is also sought for ScottishPower to form new intermediate holding company entities and the issuance and acquisition by such entities of securities in order to permit both reinvestment and repatriation of the profits of PacifiCorp and the PHI Nonutility Subsidiary Companies to ScottishPower in an efficient manner. ScottishPower will continue to be the ultimate owner of PacifiCorp and the PHI Nonutility Subsidiary Companies.

We have acted as counsel for ScottishPower in connection with this Application and, as such counsel, we are familiar with the corporate proceedings taken and to be taken by ScottishPower and its subsidiaries as described in the Application.

We have examined originals, or copies certified to our satisfaction, of such corporate records of ScottishPower, certificates of public officials, certificates of officers and representatives of ScottishPower and other documents as we have deemed it necessary to require as a basis for the opinions hereinafter expressed. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied upon statements of governmental officials and upon representations made by officers of ScottishPower and other appropriate persons, and statements contained in the Application

The opinions expressed below in respect of the transactions described in the Application ("Transactions") are subject to the following assumptions or conditions:

a. The Transactions shall have been duly authorized and approved to the extent required by federal and state law and by the Board of Directors of ScottishPower;

b. The Securities and Exchange Commission shall have duly entered an appropriate order or orders granting the Application and permitting the Application to become effective with respect to the Transactions;

c. The Transactions shall have been accomplished in accordance with all approvals, authorizations, consents, certificates and orders of any applicable state commission or regulatory authority required for the consummation of the Transactions, and all such required approvals, authorizations, consents, certificates and orders shall have been obtained and remain in effect; and

d. No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed above.

Based upon the foregoing, and having regard to legal considerations which we deem relevant, we are of the opinion that, in the event that the Transactions are completed in accordance with the Application, and subject to the assumptions and conditions set forth above:

1. Applicants will be validly organized and duly existing under the appropriate state federal and U.K. laws;
2. All state and federal laws applicable to the Transactions will have been complied with; and
3. The consummation of the Transactions will not violate the legal rights of the holders of any securities of the Applicants.

We hereby consent to the use of this opinion as an exhibit to the Application. The opinions set forth herein are issued and expressed as of the date hereof. We do not assume or undertake any responsibility to advise you of changes in either fact or law which may come to our attention after the date hereof.

Very truly yours,

Milbank, Tweed, Hadley & McCloy LLP
MDD